

September 27, 2011

Via email

Sachin Adarkar, Esq.
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

> **Re:** **Prosper Marketplace, Inc.**
> **Post-Effective Amendment No. 6 filed March 2, 2011**
> **Post Effective Amendment No. 7 filed April 6, 2011**
> **Post Effective Amendment No. 10 filed June 21, 2011**
> **Post Effective Amendment No. 11 filed August 2, 2011**
> **File No. 333-147019**

Dear Mr. Adarkar:

We have completed our review of your post-effective amendments. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor